Reporting Person 1 of 6

CUSIP No.: 957550 10 6
1. Name of Reporting Person: Paul J. McCann
   I.R. S. Identification Number of Above Person: ###-##-####
2. Check The Appropriate Box If A Member of a Group a.
   b. XX
3. SEC Use Only:
4. Source of Funds: OO
5. Check If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e):
6. Citizenship or Place of Organization: United States
7. Sole Voting Power:
8. Shared Voting Power: 278,083 (See Item 5)
9. Sole Dispositive Power:
10. Shared Dispositive Power: 278,083 (See Item 5)
11. Aggregate Amount Beneficially Owned By Each Reporting Person:
    278,083 (See Item 5)
12. Check Box If The Aggregate Amount in Row (11) Excludes Certain
    Shares:
13. Percent of Class Represented By Amount in Row (11): 6.2
14. Type Of Reporting Person: IN



Reporting Person 2 of 6

CUSIP No.: 957550 10 6
1. Name of Reporting Person: TSI, Inc.
   I.R. S. Identification Number of Above Person: 81-0267738
2. Check The Appropriate Box If A Member of a Group a.
   b. XX
3. SEC Use Only:
4. Source of Funds: OO
5. Check If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e):
6. Citizenship or Place of Organization: Montana
7. Sole Voting Power: 172,420 (See Item 5)
8. Shared Voting Power:
9. Sole Dispositive Power: 172,420 (See Item 5)
10. Shared Dispositive Power:
11. Aggregate Amount Beneficially Owned By Each Reporting Person:
    172,420 (See Item 5)
12. Check Box If The Aggregate Amount in Row (11) Excludes Certain
    Shares:
13. Percent of Class Represented By Amount in Row (11): 3.8
14. Type Of Reporting Person: CO


Reporting Person 3 of 6

CUSIP No.: 957550 10 6
1. Name of Reporting Person: First Montana Title Insurance Company. I.R. S. Identification Number of Above Person: 81-0272695
2. Check The Appropriate Box If A Member of a Group a.
   b. XX
3. SEC Use Only:
4. Source of Funds: OO
5. Check If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e):
6. Citizenship or Place of Organization: Montana
7. Sole Voting Power: 97,087 (See Item 5)
8. Shared Voting Power:
9. Sole Dispositive Power: 97,087 (See Item 5)
10. Shared Dispositive Power:
11. Aggregate Amount Beneficially Owned By Each Reporting Person:
    97,087 (See Item 5)
12. Check Box If The Aggregate Amount in Row (11) Excludes Certain
    Shares:
13. Percent of Class Represented By Amount in Row (11): 2.2
14. Type Of Reporting Person: IC, CO



Reporting Person 4 of 6

CUSIP No.: 957550 10 6
1. Name of Reporting Person: UAC, Inc.
   I.R. S. Identification Number of Above Person: 45-0258649
2. Check The Appropriate Box If A Member of a Group a.
   b. XX
3. SEC Use Only:
4. Source of Funds: OO
5. Check If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e):
6. Citizenship or Place of Organization: Delaware
7. Sole Voting Power: 5,576 (See Item 5)
8. Shared Voting Power:
9. Sole Dispositive Power: 5,576 (See Item 5)
10. Shared Dispositive Power:
11. Aggregate Amount Beneficially Owned By Each Reporting Person:
    5,576 (See Item 5)
12. Check Box If The Aggregate Amount in Row (11) Excludes Certain
    Shares:
13. Percent of Class Represented By Amount in Row (11): .1
14. Type Of Reporting Person: CO



Reporting Person 5 of 6

CUSIP No.: 957550 10 6
1. Name of Reporting Person: First Montana Title Company of Great Falls. I.R. S. Identification Number of Above Person: 81-0176970
2. Check The Appropriate Box If A Member of a Group a.
   b. XX
3. SEC Use Only:
4. Source of Funds: WC
5. Check If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e):
6. Citizenship or Place of Organization: Montana
7. Sole Voting Power: 2,300 (See Item 5)
8. Shared Voting Power:
9. Sole Dispositive Power: 2,300 (See Item 5)
10. Shared Dispositive Power:
11. Aggregate Amount Beneficially Owned By Each Reporting Person:
    2,300 (See Item 5)
12. Check Box If The Aggregate Amount in Row (11) Excludes Certain
    Shares:
13. Percent of Class Represented By Amount in Row (11): .0
14. Type Of Reporting Person: IC, CO


Reporting Person 6 of 6

CUSIP No.: 957550 10 6
1. Name of Reporting Person: First Montana Title Company of Billings. I.R. S. Identification Number of Above Person: 81-0242503
2. Check The Appropriate Box If A Member of a Group a.
   b. XX
3. SEC Use Only:
4. Source of Funds: WC
5. Check If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e):
6. Citizenship or Place of Organization: Montana
7. Sole Voting Power: 700 (See Item 5)
8. Shared Voting Power:
9. Sole Dispositive Power: 700 (See Item 5)
10. Shared Dispositive Power:
11. Aggregate Amount Beneficially Owned By Each Reporting Person:
    700 (See Item 5)
12. Check Box If The Aggregate Amount in Row (11) Excludes Certain
    Shares:
13. Percent of Class Represented By Amount in Row (11): .0
14. Type Of Reporting Person: CO




ITEM 1. Security and Issuer

The class of securities to which this statement relates is the one cent ($.01) par value common stock of WesterFed Financial Corporation
("WesterFed"). The corporate office of WesterFed is located at 110 East Broadway, Missoula, Montana 59806. The President and Chief Executive Officer of WesterFed is Mr. Lyle R. Grimes.


ITEM 2. Identity and Background

Paul J. McCann is an investor and a citizen of the United States whose principal business address is 110 Second Street South, Great Falls, Montana 59405. Paul J. McCann, his wife Anne Marie McCann and members of their family control, directly or indirectly, a majority of the outstanding common stock of M Corp. First Montana Title Insurance Company ("FMTIC"),
TSI, Inc. ("TSI"), UAC, Inc. ("UAC"), First Montana Title Company of Billings ("Billings") and First Montana Title Company of Great Falls ("Great Falls") are each controlled, directly or indirectly, through M Corp. The principal business address of each corporate entity is 110 Second Street South, Great Falls, Montana 59405.

During the past five (5) years, neither Mr. McCann nor FMTIC nor TSI nor UAC nor Billings nor Great Falls have been convicted in a criminal proceeding, excluding possible traffic violations or similar misdemeanors, nor have any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. Source and Amount of Funds or Other Consideration

Mr. McCann and all corporate reporting entities referred to herein have held their interests in the Issuer's common stock since the filing of that certain Amendment Number 2 to Schedule 13D filed on or about October 29, 1997 which Amendment reported total holdings in the Issuer's common stock of 278,083 shares, or 4.9% of the Issuer's then outstanding common stock.

Mr. McCann's and the corporate reporting entities' aggregate holdings in the Issuer's common stock have remained at 278,083 shares but the percentage ownership of the Issuer's outstanding common stock has increased due to the Issuer's purchases of its own shares.

FMTIC, TSI and UAC each acquired the Issuer's securities as a result of a merger transaction wherein and whereby the Issuer acquired all of the issued and outstanding common stock of Security Bancorp on or about February 28, 1997. Billings and Great Falls each acquired their interests in the Issuer upon the conversion of the Issuer from a mutual organization to a stock form of organization for cash supplied from the working capital of each respective entity in January, 1994.


ITEM 4. Purpose of Transaction

Each filing person identified herein hold their holdings for investment purposes. Certain of the filing persons identified herein may acquire additional shares or may dispose of currently held shares of the Issuer's common stock at such times as they deem appropriate.


ITEM 5. Interest in Securities of the Issuer


Pursuant to Rule 13d-3, Paul J. McCann, FMTIC, TSI, UAC, Billings and
Great Falls may be deemed to be the beneficial owners of an aggregate of 278,083 shares of the Issuer's common stock which represents approximately
6.16 percent of the Issuer's reported outstanding common stock at December 31, 1998. FMTIC owns and has sole power to vote and dispose of 97,087 shares of the Issuer's common stock. TSI owns and has sole power to vote and dispose of 172,420 shares of the Issuer's common stock. UAC owns and has sole power to vote and dispose of 5,576 shares of the Issuer's common stock. Billings owns and has sole power to vote and dispose of 700 shares of the Issuer's common stock. Great Falls owns and has sole power to vote and dispose of 2,300 shares of Issuer's common stock. Mr. McCann does not directly own any shares of the Issuer's common stock.

Mr. McCann, by joining in the filing of this Schedule 13D, does not admit that he is, for purposes of Section 13(d) of the act, the beneficial owner of the Issuer's common stock owned by FMTIC, TSI, UAC, Billings or Great Falls. FMTIC, by joining in the filing of this Schedule 13D, does not admit that it is, for purposes of Section 13(d) of the act, the beneficial owner of the Issuer's common stock owned by TSI, UAC, Billings or Great Falls. TSI, by joining in the filing of this Schedule 13D, does not admit that it is, for purposes of Section 13(d) of the act, the beneficial owner of the Issuer's common stock owned by FMTIC, UAC, Billings or Great Falls. UAC, by joining in the filing of this Schedule 13D, does not admit that it is, for purposes of Section 13(d) of the act, the beneficial owner of the Issuer's common stock owned by FMTIC, TSI, Billings or Great Falls. Billings, by joining in the filing of this Schedule 13D, does not admit that it is, for purposes of Section 13(d) of the act, the beneficial owner of the Issuer's common stock owned by FMTIC, TSI, UAC or Great Falls. Great Falls, by joining in the filing of this Schedule 13D, does not admit that it is, for purposes of Section 13(d) of the act, the beneficial owner of the Issuer's common stock owned by FMTIC, TSI, UAC or Billings.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) relating, directly or indirectly, between any of the filing persons identified herein and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. Material to be filed as Exhibits


None.



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 9, 1999

                                        On Behalf Of
                              Paul J. McCann, First Montana Title
                           Insurance Company, TSI, Inc., UAC, Inc.,
                       First Montana Title Company of Billings, and
                        First Montana Title Company of Great Falls.




                                     s/Jerry K. Mohland
                                       Jerry K. Mohland